UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
R1 RCM Inc.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Common Stock, $0.01 par value
(TITLE OF CLASS OF SECURITIES)

749397 105
(CUSIP NUMBER OF CLASS OF SECURITIES)

R1 RCM Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
Attention: Corporate Secretary
(312) 324-7820
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
Robert M. Hayward, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE
$3,357,159	$390

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $3,357,159 calculated using the Black-Scholes method based on a price per share of common stock of $3.87, the average of the high and low prices of the Issuer’s common stock as reported by The NASDAQ Stock Market LLC on May 10, 2017.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$390	Filing party:	R1 RCM Inc.
Form or Registration No.:	005-85967	Date Filed:	May 12, 2017

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 12, 2017 (the “Schedule TO”), as previously amended and supplemented on May 18, 2017, by R1 RCM Inc., a Delaware corporation (“R1” or the “Company”), in connection with the Company’s offer (the “Offer”) to exchange certain employee and director stock options for new options (“New Options”).

The information in the Offer to Exchange that was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby supplemented and amended to the extent provided for above.

 Item 4. Terms of the Transaction
 Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
“The Offer made by the Company pursuant to Schedule TO expired at 11:59 p.m., Central Time, on June 12, 2017. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 4,279,463 shares of Common Stock, representing 92.68% of the total number of options eligible for exchange. All surrendered options were cancelled and, subject to the terms and conditions of the Offer to Exchange, the Company issued 1,728,795 new stock options in exchange for such tendered options.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 13, 2017
R1 RCM INC.

                                    By: /s/ Christopher Ricaurte_____________
Christopher Ricaurte
Chief Financial Officer